Exhibit 9.14



LITIGATION

MainStreet Healthcare Corporation v. Theodore K. Schock, D.O. and Cherylene T. Johnson, Civil Action File No. 98-0078, Superior Court of Walton County, Georgia. Filed January 1998. This is a suit to enforce a restrictive covenant. Dr. Schock threatened to file a counterclaim for a claimed unpaid bonus. This matter has been settled with MainStreet allowing Dr. Schock to practice within the restricted territory and with Dr. Schock forgiving MainStreet's remaining payments of $100,000.00 due under the Asset Purchase Agreement. This Settlement Agreement has been executed and the dismissal will be filed shortly.

Paul Brewer, individually and as Administrator of the Estate of Alma Joan Brewer
v. Harold Holloway, D.O. and MainStreet Healthcare, Corp., Civil Action No. 97-VS-127611-A, State Court of Fulton County, Georgia. Filed in or about May 1997. This is a medical malpractice case arising from the treatment and death of Mrs. Brewer prior to the purchase of Dr. Holloway's practice. This liability was not assumed. Plaintiff's counsel has submitted an order dismissing MainStreet.

Physician Sales and Services, Inc. v. MainStreet Healthcare, Inc., Civil Action No. 97-CV-12575, Superior Court of DeKalb County, Georgia. Filed October/November 1997. This is a suit on account for supplies (although it is alleged that equipment was included) in the amount of $190,915.13. This amount is unsecured. The answer was timely filed and included a counterclaim for an accounting. MainStreet has been remitting $10,000.00 per month since November 1997 and stopped mid-January. MainStreet disputes the amount owed and has demanded an accounting. MainStreet does not believe that payments in the amount of $97,000.00 made in 1997 have been credited properly. MainStreet believes that part of the amount claimed can be attributed to amounts owed by a South Georgia practice prior to its acquisition by MainStreet.

Kay Gillon-Martin v. MainStreet Healthcare Corporation, Civil Action No. 97-1383-5, Superior Court of DeKalb County, Georgia. Filed December 9, 1997. This is a suit to collect a fee in the amount of $36,000.00 allegedly owed to Plaintiff for the recruitment of physicians. MainStreet has filed an answer and denies that any amount is owed. MainStreet denies that it had an agreement with Plaintiff.

Deborah K. Gilmore v. MainStreet Healthcare Corporation and A. Wayne Johnson, Case No. 97M057144, Magistrate Court of DeKalb County, Georgia. Filed September 30, 1997. This suit has been settled and a dismissal with prejudice will be filed soon by the Plaintiff.

Pro-Scribe Services, L.L.C. v. MainStreet Healthcare Corporation, Civil Action File No. 97SCV853, State Court of Lowndes County, Georgia. Filed October 10, 1997. This suit has been settled and a dismissal with prejudice was filed in November, 1997.

Georgia Power Federal Credit Union, Plaintiff v. Patricia Oakenson, Defendant,/MainStreet Healthcare Corporation, Garnishee, Case No. 98G67092, State Court of DeKalb County, Georgia. Filed January 15, 1998. This is a garnishment action of a former employee's wages. An answer indicating such will be filed.

Aalar, Ltd. d/b/a Atlanta Rent-a-Car v. Joseph Harris, Sr. v. MainStreet Healthcare, Garnishee, Civil Action File No. 97G-63191, State Court of DeKalb County, Georgia. Judgment against garnishee entered April 7, 1997. Judgment satisfied.

Aalar, Ltd. d/b/a Atlanta Rent-a-Car v. MainStreet Healthcare Corporation v. NationsBank, N.A., Garnishee, Case No. 97VX0031484AA, State Court of Fulton County, Georgia. This garnishment has been paid and satisfied in full.

Smithkline Beecham Clinical Labs c/o Hays & Potter, P.C. v. MainStreet Healthcare Corporation, Case No. 98A31833-3, State Court of DeKalb County, Georgia. This is a suit on account in the amount of $17,682.56 plus interest. This amount is unsecured. The answer was timely filed and included a counterclaim for an accounting. MainStreet believes that part of the amount claimed can be attributed to amounts owed by a South Georgia practice prior to its acquisition by MainStreet.

J&C Health Services, Inc. v. MainStreet Healthcare Corporation, Case No. 98A20556-2, State Court of DeKalb County, Georgia. This suit is on account in the amount of $24,000.00 for placement of two physicians. MainStreet maintains that less than $24,000.00 is owed (approximately $16,000.00). MainStreet has not been served yet.

CLAIMS

Karmeletta Oppenheimer; Ms. Oppenheimer has made demand for damages arising from an alleged breach of confidentiality, among other additional related claims. No suit has been filed.

Tracey Hunter; Ms. Hunter made a claim of sexual harassment and hostile work environment against MainStreet Healthcare Corporation and Harold Holloway, D.O. This claim has been resolved.

L. Lanier Allen, M.D.; Dr. Allen's claims concern the termination of the Asset Purchase Agreement, the Employment Agreement and all other agreements between him and MainStreet Healthcare Corporation. Dr. Allen owns 8000 shares of Class A stock in MainStreet Healthcare Corporation. A settlement has been proposed that would require MainStreet to return all of the assets and pay Dr. Allen $20,000.00, and Dr. Allen to return all of the stock. The settlement has been consummated except the transfer of the 8,000 shares to MainStreet and the tender of $20,000 to Allen. It is anticipated to occur shortly after Closing.

Gary Klein, M.D.; This is a dispute concerning the termination of Dr. Klein's Employment Agreement. Dr. Klein claims he is owed $30,000 severance plus bonus and additional compensation.

Imperial Capital Corporation f/k/a/ Avco Leasing Services, Inc.; This is a claim to certain computer equipment originally leased by Gwinnett Family Medicine, P.C. and Dr. David J. Ellis. MainStreet did not assume the lease(s) in question.

Durr Medical Corporation; This is a claim on account for $23,023.73. Payments have been made on a semi-regular basis.

Frank T. Corker; This is a claim against MainStreet for default of the Asset Purchase Agreement in the amount of $25,000.00. An additional, and final, payment of $25,000.00 is due August 1998.

Dennis R. Thomas, M.D.; Dr. Thomas previously sold his practice to MainStreet Healthcare Corporation. The arrangement was terminated and certain assets have been transferred to Dr. Thomas (See Exhibit 9.11.3). Dr. Thomas still is owed $20,000.00 by MainStreet, at which time he will tender his 20,000 shares of Class A common stock.

Besse Medical Supply; This is a claim on account in the amount of $1,693.97 for medical supplies purchased by the Thomaston practice in June or July 1997. MainStreet Healthcare Corporation was responsible for all payables up through August, 1997. MainStreet is disputing this claim since the items purchased by the Thomaston practice were specifically for flue vaccines that could not be used until after September, at which time MainStreet would not benefit from the purchase of these supplies. It is anticipated that MainStreet will make a claim of offset against the payment to Dr. Thomas stated above.